Exhibit 99.3

Shinhan Financial Group resolved to pay cash dividends

On February 8, 2023, the Board of Directors of Shinhan Financial Group made a resolution to pay quarterly cash dividends.

Total dividend amount to be paid: KRW 455,215,347,205 (KRW 865 per share) *

The total number of shares subject to dividend is 526,260,517 shares, including class shares

(508,778,517 common shares, 17,482,000 convertible preferred shares)

Record date: December 31, 2022

*The annual dividend is KRW 1,092.8billion (KRW 2,065 per share) including quarterly dividends for the 1st, 2nd, and 3rd quarters

The dividend payment must be approved by the Annual General Meeting of Shareholders (hereafter “AGM”) and the details may change subject to results of the audit and the AGM. In accordance with the Korean Commercial Code, the payment for dividends is expected to be made within one month following shareholder approval at the AGM of Shinhan Financial Group.

Shinhan Financial Group - Capital Policy

We, Shinhan Financial Group, have disclosed our mid- to long-term capital policy in September 2020. Despite the prolonged pandemic, we have been striving to diversify the method and timing of shareholder returns, including the commencement of quarterly dividend payouts, share buybacks and cancellations to enhance shareholder value.

We have further clarified our shareholder return policy while establishing our mid-term financial goals as follows:

Our mid-term financial goals

- ROE(Return On Equity) of 10.5%;

- ROTCE(Return on Tangible Common Equity) of 12.0%; and,

- CET1(Common Equity Tier-1 Ratio) of 12.0%

* Our mid-term financial goals were set in consideration of maintaining adequate loss absorption capacity and securing additional growth potential.

The direction of our shareholder return policy

- maintain or increase a dividend per share;

- pay regular quarterly dividends while implementing share buybacks and cancellations; and,

- strive to increase the total shareholder return ratio.

* Notwithstanding the above, our capital policy may be modified due to other factors including, but not limited to unresolved economic uncertainties, stress test and regulation changes, and strategic business decisions such as new business expansions.

We will continue to make efforts towards improving shareholder value while establishing a more predictable capital policy. If a change to this policy is warranted, we will make efforts to disclose and communicate the relevant information with our investors.